PG&E Energy Recovery Funding LLC
245 Market Street, Suite 424
San Francisco, CA 94105-1708

January 27, 2005

VIA TELECOPY (202) 942-9527

Securities and Exchange Commission
450 Fifth Street, N.W. Mail Stop 3-5
Washington, D.C. 20549

Attention:
Max A. Webb
Daniel H. Morris

Re:
PG&E Energy Recovery Funding LLC
Form S-3 Registration Statement (No. 333-119762)

Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PG&E Energy Recovery Funding LLC respectfully requests that the above-referenced Registration Statement on Form S-3 be declared effective at 4:00 p.m., Eastern time, on January 28, 2005, or as soon as practicable thereafter.

The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Dora Mao of Orrick, Herrington & Sutcliffe LLP at (415) 773-5628 if you have any questions.

Sincerely,

PG&E ENERGY RECOVERY FUNDING LLC

By:	/s/ LINDA Y.H. CHENG Linda Y.H. Cheng Corporate Secretary